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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-8F

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [_] MERGER

     [_] LIQUIDATION

     [X] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Cova Variable Annuity Account Four

3.   Securities and Exchange Commission File No.: 811-06543

4.   Is this an initial Form N-8F or an amendment to a previously filed N-8F?

     [X] Initial Application [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          MetLife Investors Insurance Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          John E. Connolly, Jr., Assistant General Counsel
          Metropolitan Life Insurance Company
          501 Boylston Street
          Boston, MA 02116
          (617) 578-3031

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7.   Name, address and telephone of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          MetLife Investors Insurance Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614
          Telephone No. (949) 223-5680
          Contact: Richard C. Pearson, Associate General Counsel

          Metropolitan Life Insurance Company
          501 Boylston Street
          Boston, MA 02116
          Telephone No. 617-578-3031
          Contact: John E. Connolly, Jr., Assistant General Counsel

8.   Classification of fund (check only one):

     [_] Management company;

     [X] Unit investment trust; or

     [_] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [_] Open-end [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Missouri

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Not Applicable. The unit investment trust is an insurance company separate Account, as defined in Section 2(a)(37) under the Investment Company Act of 1940, and does not have its own investment advisers or investment sub-advisers. No variable insurance contracts were issued by the unit investment trust.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

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          MetLife Investors Distribution Company (formerly General American
Distributors, Inc.)

          5 Park Plaza, Suite 1900
          Irvine, CA 92614
          (Missouri Corporation)

          General American Distributors, Inc.
          700 Market Street
          St. Louis, MO 63101
          (Missouri Corporation)

          MetLife Investors Distribution Company
          22 Corporate Plaza Drive
          Newport Beach, CA 92660
          (Delaware Corporation)

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          MetLife Investors Insurance Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614

     (b)  Trustee's name(s) and address(es):

          None

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     [X] Yes [_] No

     If Yes, for each UIT state:

          Name(s): Cova Variable Annuity Account Four

          File No.: 811-06453

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

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     [X] Yes [_] No

     If Yes, state the date on which the board vote took place:
          July 8, 2005

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
          Registration:

          [_] Yes [X] No

          If Yes, state the date on which the shareholder vote took place:

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          If No, explain:

          No variable insurance contracts were issued by the unit investment trust. Thus there are no shareholders in the unit investment trust.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [_] Yes [_] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

          [_] Yes [_] No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [_] Yes [_] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:

          Were any distributions to shareholders made in kind?

          [_] Yes [_] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Less than 1%.

17.  CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

     [_] Yes [_] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [_] Yes [_] No

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     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests:

     [_] Yes [_] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

     [_] Yes [_] No

     If Yes,

     (a) Describe the type and amount of each assets retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities:

          [_] Yes [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face- amount certificate company) or any other liabilities?

     [_] Yes [_] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
     Liquidation:

          None

          (i)  Legal expenses:

          (ii) Accounting expenses:

          (iii) Other expenses (list and identify separately):

          (iv) Total expenses (sum of lines (i)-(iii) above:

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_] Yes [_] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [_] Yes [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_] Yes [X] No

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     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-_______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement as NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cova Variable Annuity Account Four, (ii) he is the Vice President of MetLife Investors Insurance Company, the depositor, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ Richard C. Pearson
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                                        Richard C. Pearson
                                        Vice President, Associate General
                                        Counsel and Secretary